MFund Services LLC

36 North New York Avenue

Huntington, NY 11743

March 4, 2016

VIA EDGAR

Elisabeth M. Bentzinger

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Funds and Variable Insurance Trust (formerly, the Huntington Funds), File Nos. 033-11905, 811-05010

Dear Ms. Bentzinger:

On December 11, 2015, the Mutual Fund and Variable Insurance Trust (the "Registrant"), on behalf of its series, the Catalyst Managed Futures Strategy Portfolio (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on January 27, 2016, you provided comments to the Registration Statement. On February 25, 2016, a letter responding to your comments and a revised draft of the prospectus was filed as a correspondence (the “Response Letter”). On February 29, 2016, you provided additional comments. Please find below a summary of your additional comments and the Registrant's responses.

Prospectus:

Comment 1. Please confirm that any interest and dividend costs expected to be incurred in connection with the Fund’s short positions in instruments will be reflected in the fee table

Response. The Registrant has confirmed that it expects that the interest and dividend costs of the Fund’s short positions is expected to less than 0.01%.

Comment 2. Under the section entitled “Investment Advisor – Investment Subsidiary”, please disclose that the Advisor complies with the provisions of the Investment Company Act of 1940 (the “1940 Act”), relating to investment advisory contracts (Section 15) and as an investment advisor to the Fund under Section 2(a)(20) under the 1940 Act. Please note that because the same entity is advisor to the Fund and subsidiary, for the purposes of complying with Section 15(c), the review of the Fund’s advisory agreement and the subsidiaries advisory agreement may be combined.

Please also disclose in this section that the subsidiary will comply with the provisions of the 1940 Act related to related transactions and custody (Section 17 and 15).

Response. Because the subsidiary is not required to be registered as an investment company, it is not required to comply with the relevant provisions of the Investment Company Act of 1940. However, disclosure has been added to the relevant portion of the Fund’s registration statement that the advisory agreement between the Advisor and the Subsidiary will comply with the 1940 Act approval requirement, and that the Subsidiary will be subject to certain restrictions under the 1940 Act with respect to affiliated transactions and custody provisions.

Comment 3. The Fund may not ignore the concentration of affiliated and unaffiliated underlying funds in determining whether it is complying with its concentration policy. Please add disclosure indicating that the Fund will consider concentration of underlying investment companies when determining its compliance with its own policies.

Response. The following disclosure has been added to the end of the investment restriction section of the SAI:

To the extent they are applicable to the investment activities of the Subsidiary, the Subsidiary will be subject to the same investment restrictions and limitations, and will follow the same compliance policies and procedures, as the Fund when viewed on a consolidated basis. The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure and leverage on an aggregate basis with the Subsidiary. The Fund will consider the concentration of underlying investment companies when determining compliance with its own policy.

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please call me at (631) 629-4237.

Sincerely,

/s/ Jennifer Bailey

Jennifer Bailey